Exhibit 99.2

GRANITE REAL ESTATE INVESTMENT TRUST
(“Granite REIT”)
and
GRANITE REIT INC.
(“Granite GP”)

Report of Voting Results for Annual General and Special Meetings of Stapled Unitholders

This report is being filed pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations and discloses the voting results for each matter voted upon at the joint annual general and meetings (the “Meetings”) of holders of stapled units (“Stapled Units”) of Granite REIT and Granite GP (together, “Granite”) held on June 9, 2022.

A total of 50,891,925 stapled units (77.4% of outstanding stapled units) were represented in person or by proxy at the Meetings. The votes were conducted by show of hands in respect of all matters other than the special resolution approving certain amendments to the articles of Granite GP, which was conducted by ballot.

1.
Each of the nominees listed in Granite’s Management Information Circular dated April 13, 2022 were elected as trustees of Granite REIT and directors of Granite GP to hold office until the next annual general meeting or until their successors are duly elected or appointed. Proxies received by management in advance of the Meetings indicated the following:

	As Trustee of Granite REIT				As Director of Granite GP
Nominee	Votes For	%	Votes Withheld	%	Votes For	%	Votes Withheld	%
Peter Aghar	50,631,279	99.95	26,837	0.05	50,620,806	99.93	37,310	0.07
Remco Daal	50,636,293	99.96	21,823	0.04	50,625,129	99.93	32,987	0.07
Kevan Gorrie	50,631,291	99.95	26,825	0.05	50,610,667	99.91	47,449	0.09
Fern Grodner	50,632,944	99.95	25,172	0.05	50,613,030	99.91	45,086	0.09
Kelly Marshall	49,458,355	97.63	1,199,761	2.37	49,530,542	97.77	1,127,574	2.23
Al Mawani	50,602,217	99.89	55,899	0.11	50,602,659	99.89	55,457	0.11
Gerald Miller	50,472,383	99.63	185,733	0.37	50,449,538	99.59	208,578	0.41
Sheila A. Murray	49,983,708	98.67	674,408	1.33	49,953,473	98.61	704,643	1.39
Emily Pang	50,633,965	99.95	24,151	0.05	50,612,887	99.91	45,229	0.09
Jennifer Warren	50,633,684	99.95	24,432	0.05	50,613,910	99.91	44,206	0.09

2.
Deloitte LLP was re-appointed as auditor of each of Granite REIT and Granite GP until the next annual general meeting or until a successor is appointed, and the board of directors of Granite GP was authorized to fix the remuneration of the auditor of Granite GP. Proxies received by management in advance of the Meetings indicated the following:

	Votes For	%	Votes Withheld	%
Re-appointment of Deloitte LLP as Auditors of Granite REIT	50,807,355	99.85	78,353	0.15
Re-appointment of Deloitte LLP as Auditors of Granite GP and authorization of the directors of Granite GP to fix the remuneration of Deloitte LP	50,807,795	99.85	77,914	0.15

3.
The resolutions set out below, other than the special resolution approving certain amendments to the articles of Granite GP, were passed at the Meetings. Proxies received by management in advance of the Meetings, and the ballot in respect of the special resolution approving certain amendments to the articles of Granite GP, indicated the following:

	Votes For	%	Votes Against	%
Non-binding advisory resolution on Granite’s approach to executive compensation	48,906,250	96.54	1,751,865	3.46

	Votes For	%	Votes Against	%
Ordinary resolution approving certain amendments to the Amended and Restated Declaration of Trust of Granite REIT dated December 20, 2017	50,630,873	99.95	27,243	0.05

	Votes For	%	Votes Against	%
Special resolution approving an amendment to the Amended and Restated Declaration of Trust of Granite REIT dated December 20, 2017	50,568,591	99.82	89,525	0.18

	Votes For	%	Votes Against	%
Special resolution approving certain amendments to the Articles of Granite GP	14,697,668	29.01	35,966,663	70.99

	Votes For	%	Votes Against	%
Ordinary resolution approving the Non-Employee Directors’ Deferred Share Unit Plan of Granite GP (as amended)	50,034,027	98.77	624,089	1.23

DATED as of this 9th day of June, 2022.

GRANITE REAL ESTATE INVESTMENT TRUST

By:	(signed) "Kevan Gorrie"
Kevan Gorrie
President and Chief Executive Officer

GRANITE REIT INC.

By:	(signed) "Kevan Gorrie"
Kevan GorrieTeresa Neto
President and Chief Executive Officer